August 1, 2019

Edward E. Jacobs, Jr.
Chief Executive Officer
BioAdaptives, Inc.
4385 Cameron St., Suite B
Las Vegas, NV 89103

       Re: BioAdaptives, Inc.
           Form 10-12G
           Filed May 10, 2019
           File No. 000-54949

Dear Mr. Jacobs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction